UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 1, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm February 1, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

NOTICE OF FOURTH QUARTER 2011 RESULTS AND CONFERENCE CALL

Stockholm, February 1, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) will announce its financial results for the fourth quarter of 2011 on Wednesday, 8 February 2012 at 8.00 AM (Stockholm) / 7.00 AM (London). The company will host a conference call for the global financial community at 2.00 PM (Stockholm) / 1.00 PM (London) / 8.00 AM (New York).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

http://client.sharedvalue.net/millicom/Q411/

The dial-in number and passcode to join the conference call will be available upon registration.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

February 1, 2012 – Notice of fourth quarter results and conference call	Page 1 of 1